                         SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC 20549

                                   --------------


                                    SCHEDULE 13D
                                   (RULE 13d-101)

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    (AMENDMENT NO. ____4____)


                               DUN & BRADSTREET
______________________________________________________________________________
                                  (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.01 PER SHARE
_______________________________________________________________________________
                           (Title of Class of Securities)

                                     264830100
_______________________________________________________________________________
                                   (CUSIP Number)
                 William Nygren, Henry Berghoef
               Two North LaSalle Street Suite 500
                  Chicago, Illinois 60602-5790
                         (312) 621-0600
_______________________________________________________________________________
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                        November 12, 1999
_______________________________________________________________________________
              (Date of Event Which Requires Filing of This Statement)

               If the Filing Person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: X

               NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

    1     NAME OF FILING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Harris Associates L.P.
          04-3276558
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                            (b)
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
     NUMBER OF        7       SOLE VOTING POWER
       SHARES                 -0-
                     ----------------------------------------------------------
    BENEFICIALLY      8       SHARED VOTING POWER
      OWNED BY                20,527,424
                     ----------------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                7,318,524
                     ----------------------------------------------------------
    PERSON WITH       10      SHARED DISPOSITIVE POWER
                              13,208,900
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON
           20,527,424
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.76%
-------------------------------------------------------------------------------
    14     TYPE OF FILING PERSON*
           IA
-------------------------------------------------------------------------------






    1     NAME OF FILING PERSONS
          SS OR IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Harris Associates Inc.
          04-3276549
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                            (b)
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
     NUMBER OF        7       SOLE VOTING POWER
       SHARES                 -0-
                     ----------------------------------------------------------
    BENEFICIALLY      8       SHARED VOTING POWER
      OWNED BY                20,527,424
                     ----------------------------------------------------------
        EACH          9       SOLE DISPOSITIVE POWER
     REPORTING                7,318,524
                     ----------------------------------------------------------
    PERSON WITH       10      SHARED DISPOSITIVE POWER
                              13,208,900
-------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON
           20,527,424
-------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*
-------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.76%
-------------------------------------------------------------------------------
    14     TYPE OF FILING PERSON*
           CO
-------------------------------------------------------------------------------



ITEM 1.  SECURITY AND ISSUER.
Common Stock, $0.01 Par Value
Dun & Bradstreet
One Diamond Hill Road
Murray Hill, NJ 07974


ITEM 2.  IDENTITY AND BACKGROUND.
(a,b,c)
     Harris Associates L.P. (Harris), an investment adviser, is a limited partnership organized in the State of Delaware. Its principal office is located at Two N. LaSalle Street, Suite 500, Chicago, Il 60602. Harris Associates, Inc., its General Partner, is organized in the State of Delaware. Victor A. Morgenstern, its Chairman and a Director of the General Partner; Robert M. Levy, its CEO and president and a Director; Anita M. Nagler, its Vice President and a Director; Roxanne M. Martino, its Vice President and a Director; Edward S. Loeb, its Vice President; Kristi Rowsell, its Secretary and Treasurer; David G. Herro, a Director; William C. Nygren, a Director; and Robert J. Sanborn, a Director, all are employed at the same address.

     Peter S. Voss and Neal Litvack, both Directors of the General Partner, are senior executive officers with Nvest Companies, L.P, at 399 Boylston, Boston, MA 02116. Nvest Companies, L.P. is a limited partnership affiliated with Nvest, L.P., a publicly traded reporting company (SEC File No. 1-9468). While Harris is wholly owned by Nvest Companies, L.P., Harris exercises its investment and voting powers independently of Nvest Companies, L.P. and its control persons, which do not have any direct or indirect control over the securities held in Harris accounts.

(d)
     Neither Harris, its General Partner, nor any of its officers or directors, during the last five years, has been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

(e)
     Neither Harris, its General Partner, nor any of its officers or directors, during the past five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of , or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
     All of the officers and directors of Harris and its General Partner are American Citizens.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The securities were purchased on behalf of discretionary investment advisory clients, including mutual fund clients, for which Harris is the investment adviser. Therefore, funds used to purchase the securities came from these clients. The total cost to purchase the securities was $508,974,397.


ITEM 4.  PURPOSE OF TRANSACTION.

     As disclosed in Amendment No. 4 to Schedule 13G as filed by Harris on February 24, 1999, and its initial and amending Schedules 13D as filed on August 31, 1999, September 21, 1999, October 21, 1999, and November 8, 1999,
respectively, the purchases reported herein were made in the ordinary course of Harris' business and not with the purpose of nor with the effect of changing or influencing the control of the issuer nor in connection with or as a participant in any transaction having such purpose or effect. Harris, may, in the future, purchase additional shares or dispose of additional shares on behalf of its advisory clients, or make recommendations to its clients with regard to such purchases or sales. Harris and its General Partner may also, in the future, for any reason and in their sole discretion subject only to their fiduciary and regulatory obligations to Harris' advisory clients, change their plans and proposals as they relate to such matters.

     On November 12, 1999, Harris and Harris Associates Investment Trust (see item 5(d)) forwarded two stockholder proposals to Mr. Mitchell Sussis, Corporate Secretary of the issuer, for inclusion in the issuer's 2000 proxy statement.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)
     As of November 11, 1999, Harris beneficially owned 20,527,424 shares, which represents 12.76% of the outstanding securities.

(b)
     Number of shares as to which the reporting person has:

     (i) sole power to vote or to direct the vote: -0-
     (ii) shared power to vote or to direct the vote: 20,527,424
     (iii) sole power to dispose or to direct the disposition:
          7,318,524
     (iv) shared power to dispose or to direct the disposition:
          13,208,900

(c)
     During the 60 days preceding the date hereof, Harris entered into the following open market transactions on the New York stock exchange on behalf of its advisory clients.



     Name of Person

 Effecting Transaction  Date of Transaction    No. of Shares    Price per Share
 ---------------------  -------------------    -------------    ---------------
Buys
     Harris             9/13                   1300             30.9375
     Harris             9/16                   49300            28.750-30.375

     Harris             9/17                   1600             29.6875
     Harris             9/20                   5000             30.00
     Harris             9/21                   75000            30.1434
     Harris             9/24                   1700             29.4375-29.6058
     Harris             9/27                   11300            29.8125-30.00
     Harris             9/29                   8800             28.625-29.00
     Harris             10/6                   1500             29.1875
     Harris             10/11                  2500             29.98
     Harris             10/12                  7700             29.625
     Harris             10/13                  200              28.9375
     Harris             10/14                  1000             28.750
     Harris             10/15                  1300             26.6875
     Harris             10/20                  2800             27.6875-28.1875
     Harris             10/21                  500              27.875
     Harris             10/28                  2100             29.4375
     Harris             11/2                   2200             28.50-28.5625
     Harris             11/3                   1900             28.625-28.9375
     Harris             11/5                   2100             29.00
     Harris             11/8                   2200             29.4858
     Harris             11/9                   500              29.00
     Harris             11/10                  700              28.6875


Sells
     Harris             9/16                   350              29.00
     Harris             9/23                   800              29.500
     Harris             9/28                   650              28.5625
     Harris             9/29                   500              29.00
     Harris             9/30                   1700             29.8125
     Harris             10/4                   700              29.5625
     Harris             10/11                  300              30.1875
     Harris             10/26                  4500             29.875
     Harris             10/27                  2000             29.8125
     Harris             11/4                   600              29.4375
     Harris             11/10                  2600             28.750


(d)
     Persons other than Harris are entitled to receive all dividends and proceeds from the sale of the securities. Of the 13,208,900 shares indicated as shared power to dispose or direct the disposition of, 9,322,500, which represents 5.79% of the outstanding shares, are owned by The Oakmark Fund, a series of Harris Associates Investment Trust, a registered investment company for which Harris is investment adviser.

(e)
     Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except for advisory agreements with its clients that hold the economic interest in the shares, neither Harris nor its general partner has any contracts, arrangements or understandings or relationships with respect to securities of the issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Letters addressed to Mr. Mitchell Sussis, Corporate Secretary of the issuer, and dated November 11, 1999, and two stockholders holder proposals to be included in the issuer's 2000 proxy statement.



                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATED:    November 12, 1999


/s/Anita M. Nagler
Anita M. Nagler
Vice President

November 11, 1999



Mitchell Sussis
Corporate Secretary
Dun & Bradstreet Corporation
One Diamond Hill Road
Murray Hill, New Jersey 07974

               Re:  Submission of Stockholder Proposal
                    to be included in Dun & Bradstreet
                    Corporation's (the "Company") 2000
                    Proxy Statement

Dear Mr. Sussis:

Enclosed please find the stockholder proposal and supporting statement which we hereby submit for inclusion in the Company's 2000 proxy statement pursuant to Regulation 14a-8 of the Securities Exchange Act of 1934, as amended.

Harris Associates L.P. has owned at least one percent (1%) of the outstanding common stock of the Company for the preceding year and intends to maintain such ownership through the date of the Company's 2000 annual stockholder meeting. We have also enclosed the Schedule 13G (with all amendments) and Schedule 13D (with all amendments) which we have filed in connection with our beneficial ownership of the Company's common stock.

If you would like to discuss this proposal or intend to object to the inclusion of the proposal in the Company's 2000 proxy statement, please contact me at the number listed below.

Very truly yours,

/s/Henry R. Berghoef

Henry R. Berghoef
Partner

Enclosures

STOCKHOLDER PROPOSAL CONCERNING RIGHTS AGREEMENT

Resolution:

     Resolved that the stockholders of Dun & Bradstreet Corporation (the "Company") recommend that the Board of Directors immediately redeem the rights issued pursuant to the Rights Agreement dated as of June 3, 1998, and refrain from issuing any additional rights or adopting any amended or other Rights Agreement unless and until otherwise recommended by the holders of a majority of the outstanding Common Stock of the Company.

Supporting Statement:

     A basic tenet of corporate governance is that the stockholders own the Company and that they are perfectly capable of deciding, and in fact are entitled to decide, on major corporate events. Stockholder rights plans, or "poison pills," such as the one in effect at the Company deprive owners of that right by deterring acquisition offers that potentially are in the best interests of the Company's owners. We agree with Benjamin Graham, the "Father of Security Analysis," who 67 years ago wrote that it is a "...pernicious doctrine in the field of corporate administration " that "outside stockholders know nothing about the business, and hence their views deserve no consideration unless sponsored by the management." Graham further said, "The conclusion stands out that liquidation [sale] is peculiarly an issue for the stockholders. Not only must it be decided by their independent judgment and preference, but in most cases the initiative and pressure to effect liquidation must emanate from stockholders not on the Board of Directors."

     Poison pills can pose such an obstacle to a takeover that management and boards become entrenched. We believe that such entrenchment, and the lack of accountability that results, adversely affect stockholder value. Inherently they also create potential conflicts of interest between boards/management and owners, particularly when - - as here - - the former have little or no ownership in the Company. Redemption of the pill would allow the Company's owners to consider all tender offers, not just those endorse by incumbent boards.

     A "poison pill" is particularly anti-stockholder in the case of the Company, which we believe has experienced persistent significant operational problems and whose stock has consistently sold at what we believe is a substantial discount to private, or "intrinsic", value. The "poison pill" deprives the Company's owners of the avenue most likely to be open to them to achieve full value for their investment, namely the sale of the Company, because the Rights Agreement forces potential acquirers to negotiate with the Board rather than taking their offer directly to the owners. In the event a takeover proposal which the Board feels is not in the interest of the stockholders is presented directly to the stockholders, the Board can communicate that belief and supporting rationale to the stockholders for their consideration.

     We urge you to mark your proxy FOR this Proposal.

November 11, 1999



Mitchell Sussis
Corporate Secretary
Dun & Bradstreet Corporation
One Diamond Hill Road
Murray Hill, New Jersey 07974

               Re:  Submission of Stockholder Proposal
                    to be included in Dun & Bradstreet
                    Corporation's (the "Company") 2000
                    Proxy Statement

Dear Mr. Sussis:

Enclosed please find the stockholder proposal and supporting statement which we hereby submit for inclusion in the Company's 2000 proxy statement pursuant to Regulation 14a-8 of the Securities Exchange Act of 1934, as amended.

Harris Associates Investment Trust has owned at least one percent (1%) of the outstanding common stock of the Company for the preceding year and intends to maintain such ownership through the date of the Company's 2000 annual stockholder meeting. We have also enclosed the Schedule 13G (with all amendments) which we have filed in connection with our beneficial ownership of the Company's common stock and the Schedule 13G filed by Harris Associates L.P. as December 13, 1997, which describes, in Item 4 thereto, our ownership of Company common stock during the period between December 31, 1997 and December 31, 1998.

If you would like to discuss this proposal or intend to object to the inclusion of the proposal in the Company's 2000 proxy statement, please contact me at the number listed above.

Very truly yours,

/s/William C. Nygren

William C. Nygren
Partner

Enclosures

     STOCKHOLDER PROPOSAL CONCERNING BOARD SIZE AND CLASSIFICATION

Resolution:

     Resolved that the stockholders of Dun & Bradstreet Corporation (the "Company") urge that the Board of Directors take the necessary steps to declassify the Board for the purpose of director elections, and that prior to such declassification the Board of Directors not increase Board size in response to stockholder election of new directors not nominated by the incumbent directors.

Supporting Statement:

     The most fundamental right of stockholders is the ability to elect directors. Directors are the fiduciaries, the agents, of owners who on the owner's behalf conduct the affairs of the Company in a manner that advances the interests of the owners. It is the most fundamental right of stockholders because they, even though they are the owners of the Company, have no other binding and direct mechanism of expressing their will in the conduct of the
Company than via election of directors.   Board elections are critical to
exercise of their franchise as owners. We believe that any abridgement or limitation on the exercise of that right leads to entrenchment of Board members, a circumstance that in turn is likely to lead to lack of accountability to stockholders.

     We therefore believe it is the right of stockholders to be able to vote for Board members each year, to hold them accountable annually for their conduct of the Company's affairs. We also believe that, should stockholders elect directors not initially nominated by the Board of Directors, incumbent directors should not be able to add to the Board additional directors of their choosing via Board appointments so long as the Board remains classified. The latter method of adding directors would dilute the voting power of directors elected by the stockholders and would serve to further entrench incumbent Board members, effectively disenfranchising stockholders and perpetuating the lack of accountability. We are specifically concerned that a classified Board, or a Board seeking to dilute influence of directors elected by the stockholders without endorsement by the Board, in evaluating strategic alternatives may choose actions not in the stockholders' best interests.

     A staggered Board is particularly anti-stockholder in the case of the Company, which we believe has experienced persistent significant operational problems and whose stock has consistently sold at what we believe is a substantial discount to private, or "intrinsic", value. Managements and boards typically assert that staggered boards "provide continuity," but we believe that in the case of the Company continuity is not necessarily in the owners' best financial interests.

     We urge you to mark your proxy FOR this Proposal.